Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2013

(Summary of the 2013 Interim Report)

1.	Important Notice

1.1 This announcement of interim results is a summary of the 2013 Interim Report of PetroChina Company Limited (the “Company”). For more details, investors should carefully read the full version of the 2013 Interim Report, which is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn ).

1.2 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this announcement are unaudited.

1.3 Basic Information of the Company

Stock Name	PetroChina	PetroChina
Stock Code	857	PTR	601857
Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange	Shanghai Stock Exchange

Contact Persons	Vice President and Secretary to the Board of Directors	Representative on Securities Matters	Representative of the Hong Kong Representative Office
Name	Li Hualin	Liang Gang	Wei Fang

Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal Code	100007

Telephone	86(10) 5998 6223	86 (10) 5998 6959	(852) 2899 2010

Facsimile	86(10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390

Email Address	suxinliang@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

2.	Key Financial Data and Change of Shareholders

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,341,474	2,168,896	8.0
Equity attributable to owners of the Company	1,101,128	1,064,010	3.5

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Turnover	1,101,096	1,046,661	5.2
Profit attributable to owners of the Company	65,522	62,026	5.6
Net cash flows from operating activities	102,057	48,006	112.6
Basic earnings per share (RMB)	0.36	0.34	5.6
Diluted earnings per share (RMB)	0.36	0.34	5.6
Return on net assets (%)	6.0	6.0	—

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,341,415	2,168,837	8.0
Equity attributable to equity holders of the Company	1,101,264	1,064,147	3.5

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Operating income	1,101,096	1,046,661	5.2
Net profit attributable to equity holders of the Company	65,521	62,024	5.6
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	49,503	63,501	(22.0)
Basic earnings per share (RMB)	0.36	0.34	5.6
Diluted earnings per share (RMB)	0.36	0.34	5.6
Weighted average return on net assets (%)	6.0	6.0	—
Net cash flows from operating activities	102,057	48,006	112.6

2.2 Shareholdings of the Top Ten Shareholders

The total number of shareholders of the Company as at June 30, 2013 was 1,026,805, including 1,018,854 holders of A shares and 7,951 holders of H shares (including 272 holders of American Depositary Shares).

Unit: Shares

Name of shareholders	Nature of shareholders	Number of shares held		Percentage of shareholding (%)	Increase /decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
China National Petroleum Corporation (“CNPC”)	State-owned	158,033,693,528	(1)	86.35	0	0	0
HKSCC Nominees Limited (2)	Overseas legal person	20,829,039,708	(3)	11.38	5,012,932	0	0
National Council for Social Security Fund of the PRC	State-owned legal person	400,000,000		0.219	0	400,000,000	0
Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	Domestic non-State-owned legal person	41,381,160		0.023	-2,473,830	0	0
Guangxi Investment Group Co., Ltd.	State-owned legal person	39,560,045		0.022	0	0	0
Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	Domestic non-State-owned legal person	34,706,353		0.019	6,906,950	0	0
CSOP Asset Management Limited-CSOP FTSE China A50 ETF	Overseas legal person	31,191,081		0.017	4,423,611	0	0
Shanghai Liangneng Construction Engineering Company Limited	Domestic non-State-owned legal person	25,763,816		0.014	0	0	0
China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	Domestic non-State-owned legal person	25,462,539		0.014	-3,208,342	0	0
China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai	Domestic non-State-owned legal person	22,121,986		0.012	-3,851,500	0	0

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.

(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or parties acting in concert among the above-mentioned shareholders: except that “Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund” and “Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund” are both under the custody of Industrial and Commercial Bank of China Limited, and that “China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai” and “China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai” are both under the management of China Life Insurance Company Limited, the Company is not aware of any connection among or between the top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.3 Disclosure of Substantial Shareholders under Hong Kong’s Securities and Futures Ordinance

So far as the Directors are aware, as at June 30, 2013, the persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528	(L)	Beneficial Owner	97.60	86.35
	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
Aberdeen Asset Management Plc and its Associates (together “the Group”),on behalf of Accounts Managed by the Group	H Shares	1,900,462,023	(L)	Investment Manager	9.01	1.04
BlackRock, Inc. (2)	H Shares	1,441,132,739	(L)	Interest of Corporation Controlled by the Substantial Shareholder	6.83	0.79
		6,770,000	(S)		0.03	0.004
JPMorgan Chase & Co. (3)	H Shares	1,265,016,204	(L)	Beneficial Owner / Investment Manager / Custodian Corporation / Approved Lending Agent	5.99	0.69
		117,817,221	(S)	Beneficial Owner	0.56	0.06
		985,348,906	(LP)	Custodian Corporation / Approved Lending Agent	4.67	0.54
Templeton Asset Management Ltd.	H Shares	1,261,064,077	(L)	Investment Manager	5.98	0.69

(L) Long position                 (S) Short position                (LP) Lending pool

Notes:

(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)	BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,441,132,739 H shares (long position) and 6,770,000 H shares (short position) were held in the capacity as a corporation controlled by the substantial shareholder.

(3)	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 216,068,567 H shares (long position) and 117,817,221 H shares (short position) were held in its capacity as beneficial owner; 63,598,731 H shares (long position) were held in its capacity as investment manager; and 985,348,906 H shares (long position) were held in its capacity as custodian corporation / approved lending agent. These 1,265,016,204 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation / approved lending agent.

As at June 30, 2013, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.4 Information on Changes of Controlling Shareholder and the De Facto Controller

☐  Applicable    ☒  Not applicable

3.	Directors’ Report

3.1 Management Discussion and Analysis

In the first half of 2013, the Group was confronted with the severe situation of the sluggish global economic recovery, the slowing down of China’s economic growth and the weak demand in the oil and petrochemical markets. In the face of such challenges, the Group continued to vigorously implement its three key strategies on “resources, markets and internationalisation”, placed emphasis on the development of oil and gas as its principal activities, strengthened the overall balance of production, transportation, sales and storage, focused on quality and profitability and enhanced its investing activities and cost control. As a result, the Group’s production and operations showed a tendency to steadily improve and its operating results met expectations.

3.1.1 Market Review

(1) Crude Oil Market

In the first half of 2013, the crude oil supply and demand were relatively balanced, the global crude oil inventory increased and international oil prices had dropped slightly. The price spread between West Texas Intermediate (“WTI”) crude oil and North Sea Brent crude oil tended to narrow. The average price for WTI crude oil was US$94.17 per barrel, whilst the average price for North Sea Brent crude oil was US$107.50 per barrel, representing a decrease of 4.06% and 5.38% respectively as compared with the same period in 2012. According to relevant information, China’s crude oil output was 103 million tons in the first half of 2013, representing an increase of 3.2% as compared with the same period in 2012.

(2) Refined Products Market

In the first half of 2013, the domestic consumption of gasoline increased relatively quickly, whilst the consumption of diesel (closely associated with industrial and agricultural production) decreased. The ratio of diesel consumption to gasoline consumption was the lowest in recent years. The inventory of refined products maintained a relatively high level.

According to relevant information, in the first half of 2013, the domestic quantity of processed crude oil amounted to 217 million tons, representing an increase of 6.6% as compared with the same period in 2012, and the domestic output of refined products amounted to 134 million tons, representing an increase of 6.0% as compared with the same period in 2012. Specifically, the gasoline output and the diesel output increased by 14.8% and 0.1% respectively as compared with the same period in 2012. The apparent consumption of refined products amounted to 127 million tons, representing an increase of 4.0% as compared with the same period in 2012, among which, the apparent consumption of gasoline increased by 12.2% and the apparent consumption of diesel dropped by 1.7% as compared with the same period in 2012. In the first half of 2013, the PRC government made six adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel dropped, in aggregate, by RMB305 per ton and RMB310 per ton respectively. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In the first half of 2013, due to the sluggish global economic growth, China’s structural transformation of domestic economy and weak exports, the market demand for chemical products remained weak and the supply of main chemical products exceeded the demand, resulting in a relatively significant drop in prices. The prices of some chemical products hit a record low.

(4) Natural Gas Market

In the first half of 2013, domestic natural gas supply increased steadily while consumption grew even faster. The PRC experienced certain shortages in the supply of natural gas. According to relevant information, the domestic output of natural gas in the first half of the year was 58.8 billion cubic metres, representing an increase of 9.0% as compared with the same period in 2012. Imports of natural gas (including liquefied natural gas (“LNG”)) amounted to approximately 24.7 billion cubic metres, representing an increase of 24.6% as compared with the same period in 2012. The apparent consumption of natural gas was 81.5 billion cubic metres, representing an increase of 13.1% as compared with the same period in 2012.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration Operations

In the first half of 2013, the Group continued to implement the “Peak Growth in Oil and Gas Reserves” Program, strengthened pre-exploration and venture exploration and pushed forward the exploration of tight oil and gas. Important achievements were made in Gaoshiti-Moxi in Sichuan Basin and Jiyuan in Erdos Basin, and important discoveries were made in Tarim Basin, Junggar Basin, Bohai Bay Basin, Songliao Basin and Qaidam Basin. The Group’s domestic oil and gas reserves continued to increase steadily.

Domestic Development and Production Operations

In the first half of 2013, the Group actively transformed the mode of oilfields development. It continued to carry out water injection projects, took further actions to push forward secondary development and important development experiments and accelerated the capacity building in such oil and gas fields as those in Daqing, Changqing and Xinjiang, which further strengthened the foundation for oilfields development. The overall production of crude oil remained stable with an output of 407.5 million barrels, representing an increase of 1.8% as compared with the same period in 2012.

In the first half of 2013, the Group focused its natural gas production on key gas areas and projects and pushed forward the capacity building in key gas areas such as Longwangmiao, Sulige, Dabei and Keshen, the Group’s natural gas output amounted to 1,332.8 billion cubic feet, representing an increase of 8.2% as compared with the same period in 2012.

Overseas Oil and Gas Operations

In the first half of 2013, facing difficulties such as the complex and capricious geopolitical environment and policy adjustments in resource-rich countries, the Group strengthened overall planning and coordination, carried out oil and gas exploration in a well-organised manner and accelerated capacity building for key projects for its overseas oil and gas operations, achieving an oil and natural gas equivalent output of 67.5 million barrels. Such output represented an increase of 8.0% as compared with the same period in 2012, accounting for 9.7% of the Group’s aggregate oil and natural gas equivalent output, and reflected a steadily-growing contribution to the Group. The Group made new achievements in project development, acquiring from ConocoPhillips Company certain interest in the off-shore natural gas project and on-shore shale gas project in west Australia and acquiring from BHP Billiton Ltd. all the interest it held in the Browse project in west Australia.

In the first half of 2013, the oil and gas output of the Group increased steadily. The Group recorded a crude oil output of 464.2 million barrels, representing an increase of 2.6% as compared with the same period in 2012, a marketable natural gas output of 1,397.5 billion cubic feet, representing an increase of 8.1% as compared with the same period in 2012, and an oil and natural gas equivalent output 697.2 million barrels, representing an increase of 4.4% as compared with the same period in 2012.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2013	First half of 2012	Changes (%)
Crude oil output	Million barrels	464.2	452.4	2.6
Marketable natural gas output	Billion cubic feet	1,397.5	1,292.4	8.1
Oil and natural gas equivalent output	Million barrels	697.2	667.9	4.4

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2013, for its refining and chemical operations, the Group adhered to the principles of market orientation and profitability, reasonably arranged processing overwork load, scientifically arranged maintenance of production facilities, improved the steady operation of production facilities, continued to optimise resources allocation and products structure and steadily increased the proportion of high-profitability products. The Group processed 499.0 million barrels of crude oil and produced 45.139 million tons of gasoline, kerosene and diesel, representing an increase of 1.9% and 3.0% as compared with the same period in 2012 respectively. Facing a continued sluggish market, the Group strengthened the connection between production and sales and sold 13.673 million tons of chemical products, representing an increase of 13.4% as compared with the same period in 2012.

In the first half of 2013, the Group made new progress in the construction of key projects. The auxiliary project for processing sulphur oil of Guangxi Petrochemical and the fertiliser project of Ningxia Petrochemical started equipment installation. The construction of the projects of Sichuan Petrochemical, Guangdong Petrochemical and Huabei Petrochemical continued to proceed. The quality upgrading project of refined products was carried out in full scale.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2013	First half of 2012	Changes (%)
Processed crude oil	Million barrels	499.0	489.7	1.9
Gasoline, kerosene and diesel output	’000 ton	45,139	43,826	3.0
of which: Gasoline	’000 ton	14,701	13,119	12.1
Kerosene	’000 ton	1,834	1,545	18.7
Diesel	’000 ton	28,604	29,162	(1.9)
Refining yield	%	93.8	93.8	—
Ethylene	’000 ton	2,060	1,761	17.0
Synthetic resin	’000 ton	3,357	2,937	14.3
Synthetic fibre raw materials and polymers	’000 ton	696	844	(17.5)
Synthetic rubber	’000 ton	364	310	17.4
Urea	’000 ton	2,103	2,374	(11.4)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In the first half of 2013, in spite of the challenges of weak demand and dropping prices for refined products in the domestic market, the Group managed to operate its marketing business in a steady and orderly manner by continuing to optimise resources allocation, flexibly organising marketing activities and focusing on end customers and the sales of high value-added products. The domestic sales of gasoline, kerosene and diesel amounted to 57.342 million tons, representing an increase of 5.3% as compared with the same period in 2012. The sales of high-grade gasoline and aviation kerosene grew rapidly. The fuel oil and lubricant businesses continued to develop steadily. The total number of operating service stations exceeded 20,000, and the Group further optimised its sales network and enhanced its ability to cope with market changes.

International Trading Operations

In the first half of 2013, the international trading operations of the Group continued to develop at a relatively fast pace. The oil and gas operating hub in Asia continued to improve its operations, resulting in clearly enhanced competitiveness and market standing in the region. The oil and gas operating hub in Europe was further integrated and the sales volume and performance in continental Europe grew against the general slow-down tendency of the region. The construction of the oil and gas operating hub in America was accelerated and the trade volume in this region continued to increase.

The Group sold a total of 79.392 million tons of gasoline, kerosene and diesel in the first half of 2013, representing an increase of 8.7% as compared with the same period in 2012.

(4) Natural Gas and Pipeline

In the first half of 2013, the Group coordinated and balanced the utilisation of domestic and overseas resources and enhanced the domestic production and supply potentials for its natural gas business. The Group improved the peak shaving capabilities of gas and LNG storages, optimised the operation of its pipeline network, strengthened the management of the demand side, and pushed forward the development of new pipelines and high-profitability markets in a well-organised way, thus ensuring sales profitability.

In the first half of 2013, the construction of key oil and gas pipelines progressed in a steady manner. The Second West-East Pipeline began to supply gas to Guangxi and Hong Kong. The Horgos-Urumqi section of the west section of the Third West-East Pipeline was put into operation. The Nanbu-Tongliang section of the Zhongwei-Guiyang Pipeline was joined up. The construction of Shandong Pipeline Network, the Jinzhou-Zhengzhou refined products pipeline and the Tangshan LNG was carried out as planned. Meanwhile, the Group innovated a pipeline joint venture model. It contributed certain pipeline net assets and operations to a joint venture and introduced capital such as insurance and industrial funds, which was of great importance for the Group to achieve sustainable growth of assets and further development of its oil and gas business.

3.1.3 Review of Operating Results

The financial data set out below is extracted from the interim condensed consolidated financial statements of the Group prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2013, the Group achieved a turnover of RMB1,101,096 million, representing an increase of 5.2% as compared with the same period in 2012. Profit attributable to owners of the Company was RMB65,522 million, representing an increase of 5.6% as compared with the same period in 2012. Basic earnings per share were RMB0.36, representing an increase of RMB0.02 as compared with the same period in 2012.

Turnover Turnover increased by 5.2% to RMB1,101,096 million for the first half of 2013 from RMB1,046,661 million for the first half of 2012. This was primarily due to the increase in the sales volume of the Group’s major products including crude oil, natural gas, gasoline and diesel and the increase in the selling price of natural gas. The table below sets out the external sales volume and average realised prices for the major products sold by the Group in the first half of 2013 and 2012 and their respective percentages of change during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
	First half of 2013	First half of 2012	Percentage of change (%)	First half of 2013	First half of 2012	Percentage of change (%)
Crude oil(1)	39,109	33,047	18.3	4,559	4,803	(5.1)
Natural gas (100 million cubic metres, RMB/’000 cubic metres)	478.77	436.21	9.8	1,151	1,108	3.9
Gasoline	26,523	22,923	15.7	7,760	8,093	(4.1)
Diesel	46,168	44,672	3.3	6,791	7,135	(4.8)
Kerosene	6,701	5,473	22.4	6,052	6,505	(7.0)
Heavy oil	6,184	3,887	59.1	4,523	4,829	(6.3)
Polyethylene	1,757	1,444	21.7	9,354	8,979	4.2
Lubricant	886	1,040	(14.8)	9,739	9,344	4.2

(1)	The crude oil listed above represents all the external sales volume of crude oil of the Group.

Operating Expenses Operating expenses increased by 4.7% to RMB1,001,236 million for the first half of 2013 from RMB956,042 million for the first half of 2012, of which:

Purchases, Services and Other Purchases, services and other increased by 9.8% to RMB722,920 million for the first half of 2013 from RMB658,111 million for the first half of 2012. This was primarily due to (i) increases in purchase cost as a result of larger trading volumes in the oil products, and (ii) increases in purchase cost of natural gas imports from Central Asia and LNG imports to expand the natural gas market and satisfy the increasing demand for natural gas in the domestic market.

Employee Compensation Costs Employee compensation costs for the first half of 2013 were RMB55,659 million, representing an increase of 12.2% from RMB49,612 million for the first half of 2012. Excluding factors such as the expansion of the production and operation scale and the increase in the number of employees, employee compensation costs represented an increase of 8.7% as compared with the same period in 2012. Such increase was primarily due to the fact that the Group adjusted the wages of frontline employees as appropriate based on the increase in Consumer Price Index (CPI), social average wages and operating results, and that the Group increased social insurance contributions in line with the increase in the social insurance base as stipulated by local governments.

Exploration Expenses Exploration expenses decreased by 3.2% to RMB13,465 million for the first half of 2013 from RMB13,905 million for the first half of 2012. This was primarily due to the Group’s continuous implementation of the “Peak Growth in Oil and Gas Reserves” Program and the rise in the success rate of test pits.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 2.5% to RMB75,893 million for the first half of 2013 from RMB74,046 million for the first half of 2012. This was primarily due to the increase in the average carrying value of fixed assets and the average net book value of oil and gas properties, causing an increase in depreciation and depletion.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 8.6% to RMB36,545 million for the first half of 2013 from RMB33,645 million for the first half of 2012. This was primarily due to the increase in technical service expenses, lease expenses and transportation expenses during the reporting period as compared with the same period in 2012.

Taxes other than Income Taxes Taxes other than income taxes decreased by 3.4% to RMB124,364 million for the first half of 2013 from RMB128,686 million for the first half of 2012. This was primarily due to the fact that, as a result of the reduced price of crude oil during the first half of 2013, the crude oil special gain levy payable by the Group decreased from RMB42,612 million for the first half of 2012 to RMB37,073 million for the first half of 2013.

Other Income, net Other income, net increased by RMB25,647 million to RMB27,610 million for the first half of 2013, compared with other income, net of RMB1,963 million for the first half of 2012. This was primarily because the Group recognised the gain on investment of certain pipeline net assets and operations during the reporting period.

Profit from Operations Profit from operations was RMB99,860 million for the first half of 2013, representing an increase of 10.2% from RMB90,619 million for the first half of 2012.

Net Exchange Loss Net exchange loss increased by 128.0% to RMB440 million for the first half of 2013 from RMB193 million for the first half of 2012. The increase was mainly due to the fluctuations in the exchange rate between Renminbi and the US dollar during the reporting period.

Net Interest Expenses Net interest expenses increased by RMB2,445 million to RMB10,018 million for the first half of 2013 from RMB7,573 million for the first half of 2012. The increase was mainly due to a rise in interest-bearing debts of the Group to finance production, operations, investments and construction.

Profit before Income Tax Expense Profit before income tax expense was RMB93,761 million for the first half of 2013, representing an increase of 7.0% from RMB87,592 million for the first half of 2012.

Income Tax Expense Income tax expense increased by 19.4% to RMB21,204 million for the first half of 2013 from RMB17,763 million for the first half of 2012. The increase was primarily due to an increase in the taxable profit for the reporting period.

Profit for the period Profit amounted to RMB72,557 million for the first half of 2013, representing an increase of 3.9% from RMB69,829 million for the first half of 2012.

Profit attributable to non-controlling interests Profit attributable to non-controlling interests was RMB7,035 million for the first half of 2013, representing a decrease of 9.8% from RMB7,803 million for the first half of 2012. This was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group as a result of the drop in the international crude oil price.

Profit attributable to owners of the Company Profit attributable to owners of the Company amounted to RMB65,522 million for the first half of 2013, representing an increase of 5.6% from RMB62,026 million for the first half of 2012.

(2) Segment Results

Exploration and Production

Turnover The average realised crude oil price in the first half of 2013 was US$100.49 per barrel, representing a decrease of 6.9% from US$107.98 per barrel for the first half of 2012. As a result of the drop in the price of crude oil, the turnover of the Exploration and Production segment was RMB385,456 million, representing a decrease of 1.8% from RMB392,460 million for the first half of 2012.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 2.9% to RMB286,649 million for the first half of 2013 from RMB278,668 million for the first half of 2012. Of which, purchases, services and other increased by RMB6,387 million, and depreciation, depletion and amortisation increased by RMB3,671 million as compared with the same period in 2012.

In the first half of 2013, the Group’s oil and gas lifting cost was US$12.29 per barrel, representing an increase of 9.1% from US$11.27 per barrel in the first half of 2012. Excluding the effect of exchange rate movements, oil and gas lifting cost increased by 7.9% as compared with the same period in 2012. This was primarily due to an increase in such basic operational expenses as materials, fuels and power as compared with the same period in 2012.

Profit from Operations In the first half of 2013, as a result of the fall in the price of crude oil and the increase in costs, the realised profit from operations of the Exploration and Production segment decreased by 13.2% to RMB98,807 million for the first half of 2013 from RMB113,792 million for the first half of 2012. The Exploration and Production segment remained a key profit contributor to the Group.

Refining and Chemicals

Turnover The turnover of the Refining and Chemicals segment in the first half of 2013 was RMB436,437 million, which was roughly the same as the turnover of RMB433,149 million for the first half of 2012.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 2.1% to RMB452,298 million for the first half of 2013 from RMB462,024 million for the first half of 2012. Of which, purchases, services and other decreased by RMB13,055 million as compared with the same period in 2012. This was primarily due to the decrease in the purchase cost of crude oil as a result of the drop in the international crude oil price.

In the first half of 2013, the cash processing cost of refineries was RMB154.41 per ton, representing an increase of 2.0% as compared with the same period in 2012. This was primarily due to an increase in fuel and power prices as compared with the same period in 2012.

Profit from Operations In the first half of 2013, the State promulgated the new pricing mechanism for refined products. The Group successfully reduced losses of the Refining and Chemicals segment to a significant extent as compared with the same period in 2012 by taking advantage of this opportunity, adhering to the principles of market orientation and profitability and striving to optimise resources allocation and products structure. In the first half of 2013, the Refining and Chemicals segment incurred a loss from operations amounting to RMB15,861 million, representing a decrease of RMB13,014 million from RMB28,875 million for the first half of 2012, of which a loss of RMB7,769 million was attributable to the refining operations, representing a decrease in loss of RMB15,539 million as compared with the same period in 2012, and a loss of RMB8,092 million was attributable to the chemicals operations, representing an increase in loss of RMB2,525 million as compared with the same period in 2012, which was mainly due to the weak market for chemicals.

Marketing

Turnover The turnover of the Marketing segment increased by 4.8% to RMB943,248 million for the first half of 2013 from RMB900,111 million for the first half of 2012, which was primarily due to an increase in operating income from the oil products trading business as a result of the steady growth of the Group’s overseas trade.

Operating Expenses Operating expenses of the Marketing segment increased by 5.6% to RMB939,820 million for the first half of 2013 from RMB890,110 million for the first half of 2012. Of which, purchases, services and other increased by RMB48,744 million as compared with the same period in 2012, which was primarily due to an increase in the expenses relating to the oil products trading business as a result of the expansion of the Group’s overseas trade.

Profit from Operations In the first half of 2013, as a result of the slowdown of the domestic and international macro-economy and the weak demand for refined products, profit from operations of the Marketing segment amounted to RMB3,428 million, representing a decrease of 65.7% from RMB10,001 million for the first half of 2012.

Natural Gas and Pipeline

Turnover The turnover of the Natural Gas and Pipeline segment increased by 7.7% to RMB105,583 million for the first half of 2013 from RMB98,062 million for the first half of 2012, which was primarily due to: (i) the increase in the sales and transmission volume of natural gas; and (ii) the increase in the sales revenue of city gas and other businesses.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment decreased by 13.2% to RMB83,701 million for the first half of 2013 from RMB96,425 million for the first half of 2012. This was primarily due to the increase of other income as a result of the gain realised on the Group’s contribution of certain pipeline net assets and operations into a joint venture company during the reporting period.

Profit from Operations The Natural Gas and Pipeline segment effectively balanced the two kinds of resources of domestic gas and imported gas, strengthened external cooperation, introduced strategic investors, scientifically controlled the pipeline transmission costs and strived to increase the price and sales volume in the first half of 2013. These resulted in achieving an operating profit of RMB21,882 million, representing an increase of RMB20,245 million from RMB1,637 million for the first half of 2012. In the first half of 2013, the Natural Gas and Pipeline segment recorded a loss of RMB15,851 million for the sales of 12.666 billion cubic metres of natural gas imported from Central Asia and recorded a loss of RMB11,631 million for the sales of 3.994 billion cubic metres of imported LNG. Excluding the refund of the import value-added tax by the State for importing LNG totalling RMB3,960 million, the sales of imported gas recorded a loss of RMB23,522 million.

In the first half of 2013, the Group’s overseas operations(note) achieved a turnover of RMB368,064 million or 33.4% of the Group’s total turnover. Profit before income tax expense of overseas operations was RMB12,080 million or 12.9% of the Group’s profit before income tax expense.

Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. Overseas operations do not constitute a separate operating segment of the Group. The financial data of overseas operations are included in the financial data of the respective operating segments mentioned above.

(3) Cash Flows

As at June 30, 2013, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures and repayment of short-term and long-term borrowings.

The table below sets forth the cash flows of the Group for the first half of 2013 and 2012, respectively, and the amount of cash and cash equivalents as at the end of each reporting period:

	Period of six months ended June 30
	2013	2012
	RMB million	RMB million
Net cash flows from operating activities	102,057	48,006
Net cash flows used for investing activities	(98,803)	(147,811)
Net cash flows from financing activities	104,809	111,308
Translation of foreign currency	(1,366)	676
Cash and cash equivalents at end of the period	150,092	73,351

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2013 were RMB102,057 million, representing an increase of 112.6% from RMB48,006 million for the first half of 2012. This was mainly due to a combination of effects brought about by the increase of profit during the reporting period as compared with that of the same period in 2012 and the change in working capital such as inventory and other account payables, as a result of the strengthening of management and the optimisation of production and operation by the Group. As at June 30, 2013, the Group had cash and cash equivalents of RMB150,092 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 85.8% were denominated in Renminbi, approximately 9.8% were denominated in US Dollars, approximately 1.3% were denominated in Hong Kong Dollars and approximately 3.1% were denominated in other currencies).

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2013 were RMB98,803 million, representing a decrease of 33.2% from RMB147,811 million for the first half of 2012. The decrease in cash flows used for investing activities was primarily due to a combination of effects brought about by the inflow of capital from the Group’s investment in a joint venture with certain pipeline net assets and operations as the Group strengthened external cooperation and introduced strategic investors, and the decrease in new term deposits with a maturity of more than three months.

Net Cash Flows From Financing Activities

The net cash flows of the Group from financing activities for the first half of 2013 were RMB104,809 million, representing a decrease of 5.8% from RMB111,308 million for the first half of 2012. This was primarily due to a decrease in new net borrowings during the reporting period as compared with the same period in 2012, as a result of the strengthening of the management of interest-bearing borrowings and optimising of the borrowings structure by the Group.

The net borrowings of the Group as at June 30, 2013 and December 31, 2012, respectively, were as follows:

	As at June 30, 2013	As at December 31, 2012
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	184,197	151,247
Long-term borrowings	366,398	293,774

Total borrowings	550,595	445,021

Less: Cash and cash equivalents	150,092	43,395

Net borrowings	400,503	401,626

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2013 and December 31, 2012, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2013	As at December 31, 2012
	RMB million	RMB million
Within 1 year	203,723	166,089
Between 1 and 2 years	93,111	92,311
Between 2 and 5 years	190,444	162,992
After 5 years	145,947	83,806

	633,225	505,198

Of the total borrowings of the Group as at June 30, 2013, approximately 71.2% were fixed-rate loans and approximately 28.8% were floating-rate loans. Of the total borrowings as at June 30, 2013, approximately 79.4% were denominated in Renminbi, approximately 19.8% were denominated in US Dollars and approximately 0.8% were denominated in other currencies.

As at June 30, 2013, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 30.9%. The scale of interest-bearing borrowings was within a controlled range.

(4) Capital Expenditures

For the first half of 2013, capital expenditures of the Group were RMB108,207 million, representing a decrease of 3.1% from RMB111,678 million for the first half of 2012, which were primarily used for oil and gas explorations and development and the construction of pipelines with strategic importance and trunk pipeline networks. The following table sets out the capital expenditures incurred by the Group for the first half of 2013 and for the first half of 2012 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2013.

	For the first half of 2013		For the first half of 2012		Estimates for 2013
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	76,446	70.65	69,006	61.79	239,600	67.49
Refining and Chemicals	4,440	4.10	9,279	8.31	32,400	9.13
Marketing	1,625	1.50	2,495	2.23	14,300	4.03
Natural Gas and Pipeline	25,160	23.25	30,768	27.55	65,700	18.51
Head Office and Other	536	0.50	130	0.12	3,000	0.84

Total	108,207	100.00	111,678	100.00	355,000	100.00

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2012 and the first half of 2013, and the estimates for the same for the year of 2013 would be RMB75,101 million, RMB83,311 million and RMB250,600 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment amounted to RMB76,446 million for the first half of 2013. The expenditures were primarily used for oil and gas exploration and development conducted both within and outside the PRC. The Group continued to implement the “Peak Growth in Oil and Gas Reserves” Program for domestic exploration and devoted more efforts to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. For its development activities, the Group focused on maintaining the steady annual output of 40 million tons of crude oil from Daqing, increasing the annual oil and natural gas equivalent output to 50 million tons from Changqing, as well as increasing the output from oil and gas fields such as those in Xinjiang and Tarim. For its overseas operations, the Group focused on oil and gas exploration and development in joint cooperation areas in Central Asia, the Middle East, America, Africa and the Asia Pacific region.

The Group anticipates that capital expenditures for the Exploration and Production segment for 2013 would amount to RMB239,600 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment amounted to RMB4,440 million for the first half of 2013, of which, approximately RMB2,713 million was used for the construction and expansion of refining facilities. This mainly included the construction of large refining projects such as Guangdong Petrochemical and Huabei Petrochemical. Approximately RMB1,727 million was used for the construction and expansion of chemical facilities. This mainly included construction of large ethylene projects such as Sichuan Petrochemical and Fushun Petrochemical.

The Group anticipates that capital expenditures for the Refining and Chemicals segment for 2013 will amount to RMB32,400 million.

Marketing

Capital expenditures for the Marketing segment amounted to RMB1,625 million for the first half of 2013, which were used primarily for the construction and expansion of the sales networks for high-profitability markets and the construction of international trade centres and facilities.

The Group anticipates that capital expenditures for the Marketing segment for 2013 will amount to RMB14,300 million.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment amounted to RMB25,160 million for the first half of 2013, which were used primarily for the construction of key oil and gas transmission pipelines such as those of the Third West-East Gas Pipeline, the Third Shaanxi-Beijing Gas Pipeline, Zhongwei-Guiyang Gas Pipeline, associated LNG projects and city gas facilities.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2013 will amount to RMB65,700 million.

Head Office and Other

Capital expenditures for the Head Office and Other segment for the first half of 2013 were RMB536 million, which were primarily used for scientific research activities and construction of information system.

The Group anticipates that capital expenditures for the Head Office and Other segment for 2013 will amount to RMB3,000 million.

3.1.4 Business Prospects for the Second Half of the Year

The recovery of the global economy will remain highly uncertain in the second half of 2013. The supply in the international oil market may slightly exceed the demand. The crude oil price is likely to continue to fluctuate at high levels. For the second half of the year, it is expected that there maybe some difficulties for the rebound of the domestic economy. The likelihood of a significant improvement in the conditions of the petroleum and petrochemical markets will be low. The Group will continue to enhance its assessment of the situation, prioritise the development of its domestic upstream business, speed up the development of its natural gas operations, promote the scale and high quality development of its overseas operations, effectively develop its refining and chemicals business at a moderate pace, develop its marketing business in a steady and orderly manner, continue to enhance the Group’s core competitiveness and strive to accomplish its production targets for the year.

In respect of exploration and production, the Group will continue to uphold its strategy of resources. Through construction of “Three Daqings” and the south-western natural gas industrial bases, the Group will place emphasis on the “Peak Growth in Oil and Gas Reserves” Program and key tasks such as oil and gas fields fine water injection projects and production capacity building. The Group will also focus on the pre-exploration at the target areas and the evaluation of major projects. Further, the Group will promote the exploration of tight oil and other unconventional oil and gas with an aim to continuously expand its exploration outcomes.

In respect of refining and chemicals operations, the Group will deepen its market research and further optimise its resources allocation, products structure, production organisation and facility operation on the condition of steady and safe operation. The Group will continue to increase its production of high-grade gasoline, aviation kerosene and other refined products together with other marketable and high value-added chemical products. The Group will also accelerate the upgrade of the quality of oil products so as to ensure that all gasoline for automobiles will meet the China IV or higher standards by the end of 2013.

In respect of the sales of refined products, the Group will strengthen the coordination between production and marketing, tighten its logistic management and actively adapt to the new pricing mechanism and the changes in the market. By optimising the sales structure and inventory operation, the Group will strengthen its retail operations, expand its direct marketing capability and increase the sales of high value-added products. In addition, the Group will also optimise the sales and distribution network in an orderly pace with focus on high-profitability service stations and integrated oil and gas stations with an aim to improve operational efficiency and increase sales profitability.

In respect of natural gas and pipelines operations, the Group will actively promote the rational allocation of resources across markets. The Group will strike a balance of resources among domestic gas, imported gas and LNG, adjust the operation of pipeline networks, optimise the structure of gas consumption and use its best efforts to increase sales profitability. On this basis, the Group will speed up the execution of the sale and purchase contracts for new pipelines and enhance the healthy development of downstream businesses such as branch pipelines and LNG plants.

In respect of overseas operations, the Group will continue to strengthen overseas oil and gas cooperation as well as enhance and expand its international business achievements. The Group will also strengthen its venture exploration at key exploration areas, promote the project of Arrow Energy of Australia, the shale gas and oil sand projects in Canada and other unconventional projects. Further, the Group will build up and improve the three oil and gas operating hubs, facilitate the effective operation of the global trade and marketing network, diversify its trading methods, explore high-profitability markets and strengthen its risk control. Through the synergy brought by the integration of trade, processing, storage and transport operations, the Group will strive to expand its business scale and increase its profitability.

3.2 Other financial information

3.2.1 Principal operations by segment under CAS

	Income from principal operations for the first half of 2013	Cost of principal operations for the first half of 2013	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	378,551	201,143	30.6	(1.8)	6.5	(3.3)
Refining and Chemicals	432,845	372,064	1.0	0.7	(3.2)	3.3
Marketing	937,037	909,175	2.8	4.7	5.7	(0.9)
Natural Gas and Pipeline	104,340	107,241	(3.6)	7.5	13.2	(5.2)
Head Office and Other	156	45	—	(3.7)	(44.4)	—
Inter-segment elimination	(770,292)	(770,281)	—	—	—	—
Total	1,082,637	819,387	13.2	5.2	9.1	(1.9)

*	Gross margin = Profit from principal operations / Income from principal operations

3.2.2 Principal operations by region under CAS

	First half of 2013	First half of 2012	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	733,032	713,942	2.7
Other	368,064	332,719	10.6
Total	1,101,096	1,046,661	5.2

3.2.3 Final Dividend for the Year Ended December 31, 2012

The final dividend in respect of 2012 of RMB0.13106 per share (inclusive of tax), amounting to a total of RMB23,985 million was approved by the shareholders at the annual general meeting of the Company on May 23, 2013 and was paid on July 18, 2013.

3.2.4 Interim Dividend for 2013 and Closure of Register of Members

The Board of Directors (the “Board”) was authorised by the shareholders to approve the distribution of an interim dividend for 2013 at the annual general meeting of the Company on May 23, 2013. The Board has resolved to declare and pay to all shareholders of the Company an interim dividend of RMB0.16110 per share (inclusive of tax) for the six months ended June 30, 2013 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2013. The total amount of the interim dividend payable is RMB29,485 million.

The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 11, 2013. The register of members of H shares will be closed from September 6, 2013 to September 11, 2013 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 5, 2013. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 11, 2013 will be eligible for the interim dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited (the “Articles of Association”), dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars to be calculated on the basis of the average of the mid-point exchange rates for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the interim dividend by the Board.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information that will have been registered on the Company’s H share register of members on September 11, 2013.

According to the regulation promulgated by the State Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual holders of H shares who are Hong Kong residents, Macau residents or residents of those countries which have agreements with China prescribing for a tax rate of 10% for individual income tax in respect of dividends. For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate lower than 10% for individual income tax in respect of dividends, the Company will make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) .. For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate higher than 10% but lower than 20% for individual income tax in respect of dividends, the Company will withhold the individual income tax at the agreed-upon effective tax rate. For individual holders of H shares who are residents of those countries without any taxation agreements with China or those which have agreements with China prescribing for a tax rate of 20% for individual income tax in respect of dividends or other situations, the Company will withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of residence of the individual holders of H shares based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 11, 2013 and will accordingly withhold and pay the individual income tax. If the country of residence of the individual holders of H shares is not the same as the Registered Address, the individual holders of H shares shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 5, 2013 at the following address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the individual holders of H shares do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of residence of the individual holders of H shares based on the Registered Address recorded on September 11, 2013.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

4.	Significant Events

4.1 Investment and Acquisition of Assets

4.1.1 Investment

In June 2013, the Company established a joint venture company, PetroChina United Pipelines Co., Ltd. (the “JV Company”), with Taikang Asset Management Co., Ltd. and Beijing Guolian Energy Industry Investment Fund ..The Company contributed certain pipeline net assets and operations to the JV Company and holds a 50% equity interest in the JV Company. The other parties contributed cash and together hold the remaining 50% equity interest in the JV Company.

Details of this transaction were published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on June 14, 2013 and June 15, 2013, respectively. On June 18, 2013, the JV Company completed the industrial and commercial registration.

4.1.2 Acquisition of Assets

The Group, through its subsidiary PetroChina International Investment (Australia) Pty Ltd., acquired a 20% interest in west Australian offshore Browse Basin Posedion natural gas project and a 29% interest in onshore Canning Basin shale gas project held by ConocoPhilips (Browse Basin) Pty Ltd. and ConocoPhilips (Canning Basin) Pty Ltd., respectively, both of which are subsidiaries of ConocoPhillips Company on February 20, 2013. The Group paid the consideration of US$400.7 million (approximately RMB2,476 million) on June 28, 2013.

The Group, through its subsidiary PetroChina International Investment (Australia) Pty Ltd., acquired from BHP Billiton Ltd. all the interest in the Browse project in west Australia. The Group paid the consideration of US$1,708.3 million and US$3.7 million (approximately RMB10,578 million in aggregate) on June 7, 2013 and July 16, 2013, respectively.

The above events do not affect the continuity of business or the stability of management of the Group, and will benefit the future financial conditions and operating results of the Group.

4.2 The Promulgation of Proposal Concerning the Improvement of the Refined Oil Pricing Mechanism

On March 26, 2013, the National Development and Reform Commission (the “NDRC”) issued the Notice of the National Development and Reform Commission Concerning Further Improving the Price Determination Mechanism for Refined Products (Fa Gai Jia Ge [2013] No.624). The notice prescribes that the period for adjusting the refined oil price shall be shortened from 22 working days to 10 working days. The price adjustment amplitude restriction, which involves a limit of 4% fluctuation against the average market price of oil products available in the international market, is cancelled. Appropriate adjustment will be made to the linkage of the prices of the domestic refined products to those of the crude oil products in the international market.

This event will not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the refining and chemicals and marketing businesses of the Group and will benefit the future financial conditions and operating results of the Group.

4.3 The Promulgation of the Proposals Concerning the Adjustment of the Price of Natural Gas

On June 28, 2013, the NDRC issued the Notice of the National Development and Reform Commission Concerning the Adjustment of the Price of Natural Gas (Fa Gai Jia Ge [2013] No. 1246). The notice prescribes that a new proposal for adjusting the price of natural gas shall be implemented commencing from July 10, 2013 and the price for natural gas applicable to non-residential users will be adjusted. By adopting a market-driven approach, a dynamic adjustment mechanism that reflects both the market demand and supply and the scarcity of resources, and also links to the price of alternative energy will be established. The price for the consumption amount in 2012 and for that exceeds the 2012 level should be differentiated. For the consumption amount that exceeds 2012 level, the price will be further adjusted to maintain a reasonable parity level with those for fuel oil, liquefied petroleum gas and other alternative energy resources. The price applicable to the consumption amount in 2012 will be adjusted in phases. The management of the natural gas price will be switched from the ex-factory price to the citygate price which is the guiding price stipulated by the government. Accordingly, a price ceiling control will be implemented.

This event will not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the natural gas business of the Group and will benefit the future financial conditions and operating results of the Group.

5.	Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☐  Applicable    ☒  Not applicable

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable     ☒  Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☐  Applicable     ☒  Not applicable

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable    ☒  Not applicable

5.5 The Group’s Balance Sheets, Income Statements, with Comparatives

5.5.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

	Notes	Six months ended June 30
		2013	2012
		RMB million	RMB million
TURNOVER	(i)	1,101,096	1,046,661

OPERATING EXPENSES
Purchases, services and other		(722,920)	(658,111)
Employee compensation costs		(55,659)	(49,612)
Exploration expenses, including exploratory dry holes		(13,465)	(13,905)
Depreciation, depletion and amortisation		(75,893)	(74,046)
Selling, general and administrative expenses		(36,545)	(33,645)
Taxes other than income taxes		(124,364)	(128,686)
Other income, net		27,610	1,963

TOTAL OPERATING EXPENSES		(1,001,236)	(956,042)

PROFIT FROM OPERATIONS		99,860	90,619

FINANCE COSTS
Exchange gain		2,034	1,373
Exchange loss		(2,474)	(1,566)
Interest income		717	992
Interest expense		(10,735)	(8,565)

TOTAL NET FINANCE COSTS		(10,458)	(7,766)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		4,359	4,739

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	93,761	87,592
INCOME TAX EXPENSE	(iii)	(21,204)	(17,763)

PROFIT FOR THE PERIOD		72,557	69,829

OTHER COMPREHENSIVE INCOME
RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences		(7,114)	1,098
Fair value loss from available-for-sale financial assets, net of tax		(23)	(5)
Share of the other comprehensive (loss) /income of associates and joint ventures accounted for using the equity method		(162)	131

OTHER COMPREHENSIVE (LOSS) /INCOME, NET OF TAX		(7,299)	1,224

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		65,258	71,053

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		65,522	62,026
Non-controlling interests		7,035	7,803

		72,557	69,829

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		58,845	62,857
Non-controlling interests		6,413	8,196

		65,258	71,053

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.36	0.34

(2) Condensed Consolidated Statement of Financial Position

	Notes	June 30, 2013	December 31, 2012
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,531,825	1,569,888
Investments in associates and joint ventures		115,106	80,042
Available-for-sale financial assets		1,634	1,800
Advance operating lease payments		57,192	56,162
Intangible and other non-current assets		40,118	41,521
Deferred tax assets		1,452	1,443
Time deposits with maturities over one year		5,252	3,708

TOTAL NON-CURRENT ASSETS		1,752,579	1,754,564

CURRENT ASSETS
Inventories		211,999	214,117
Accounts receivable	(vi)	89,718	64,450
Prepaid expenses and other current assets		120,089	79,539
Notes receivable		14,299	9,981
Time deposits with maturities over three months but within one year		2,698	2,850
Cash and cash equivalents		150,092	43,395

TOTAL CURRENT ASSETS		588,895	414,332

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	388,636	351,456
Income taxes payable		4,013	12,708
Other taxes payable		42,538	59,337
Short-term borrowings		184,197	151,247

TOTAL CURRENT LIABILITIES		619,384	574,748

NET CURRENT LIABILITIES		(30,489)	(160,416)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,722,090	1,594,148

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		645,365	603,808
Reserves		272,742	277,181

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,101,128	1,064,010
Non-controlling interests		132,384	116,738

TOTAL EQUITY		1,233,512	1,180,748

NON-CURRENT LIABILITIES
Long-term borrowings		366,398	293,774
Asset retirement obligations		87,297	83,928
Deferred tax liabilities		20,736	22,286
Other long-term obligations		14,147	13,412

TOTAL NON-CURRENT LIABILITIES		488,578	413,400

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,722,090	1,594,148

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Turnover

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	Six months ended June 30
	2013	2012
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from available-for-sale financial assets	341	323
Reversal of provision for impairment of receivables	28	21
Reversal of write down in inventories	22	35
Gain on investment of certain pipeline net assets and operations (Note(i))	24,822	—
Charged
Amortisation of intangible and other assets	1,753	1,496
Cost of inventories recognised as expense	824,297	753,250
Provision for impairment of receivables	1	1
Interest expense (Note (ii))	10,735	8,565
Loss on disposal of property, plant and equipment	465	1,095
Operating lease expenses	5,618	4,944
Research and development expenses	7,843	5,848
Write down in inventories	242	529

Note (ii): Interest expense
Interest expense	12,684	10,926
Less: Amount capitalised	(1,949)	(2,361)

	10,735	8,565

Note (i):	In June 2013, the Company entered into a contract with two other parties to establish a joint venture named PetroChina United Pipelines Co., Ltd. (the “JV Company”). The Company contributed certain pipeline net assets and operations to the JV Company and holds a 50% equity interest in the JV Company. The other parties contributed cash and together hold the remaining 50% equity interest in the JV Company. The gain represents the gain realised on the contribution of the abovementioned pipeline net assets and operations into the JV Company.

(iii) Income Tax Expense

	Six months ended June 30
	2013	2012
	RMB million	RMB million
Current taxes	22,559	20,444
Deferred taxes	(1,355)	(2,681)

	21,204	17,763

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2013 and June 30, 2012 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2013	2012
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2013 (note a)	29,485	—
Interim dividends attributable to owners of the Company for 2012 (note c)	—	27,912

(a)	As authorised by shareholders in the Annual General Meeting on May 23, 2013, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2013 of RMB 0.16110 yuan per share amounting to a total of RMB 29,485 million. This dividend is not recognised as liability at the end of the reporting period, as it was declared after the date of the statement of financial position.
(b)	Final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share amounting to a total of RMB 23,985 million were approved by the shareholders in the Annual General Meeting on May 23, 2013 and were paid on July 18, 2013.
(c)	Interim dividends attributable to owners of the Company in respect of 2012 of RMB 0.15250 yuan per share amounting to a total of RMB 27,912 million were paid on October 24, 2012.
(d)	Final dividends attributable to owners of the Company in respect of 2011 of RMB 0.16462 yuan per share amounting to a total of RMB 30,129 million were approved by the shareholders in the Annual General Meeting on May 23, 2012 and were paid on July 12, 2012.

(vi) Accounts Receivable

	June 30, 2013	December 31, 2012
	RMB million	RMB million
Accounts receivable	90,277	65,035
Less: Provision for impairment of accounts receivable	(559)	(585)

	89,718	64,450

The aging analysis of accounts receivable (net of impairment of accounts receivable) as of June 30, 2013 and December 31, 2012 is as follows:

	June 30, 2013	December 31, 2012
	RMB million	RMB million
Within 1 year	88,506	64,031
Between 1 and 2 years	911	306
Between 2 and 3 years	230	29
Over 3 years	71	84

	89,718	64,450

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2013	December 31, 2012
	RMB million	RMB million
Trade payables	136,934	131,928
Advances from customers	42,504	38,131
Salaries and welfare payable	9,447	4,161
Accrued expenses	23,994	141
Dividends payable	25,999	2,288
Interest payable	1,558	1,999
Construction fee and equipment cost payables	124,519	146,499
Others	23,681	26,309

	388,636	351,456

Others consist primarily of customer deposits.

The aging analysis of trade payables as of June 30, 2013 and December 31, 2012 is as follows:

	June 30, 2013	December 31, 2012
	RMB million	RMB million
Within 1 year	131,791	126,933
Between 1 and 2 years	2,272	3,279
Between 2 and 3 years	1,955	818
Over 3 years	916	898

	136,934	131,928

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the six months ended June 30, 2013 and 2012 are as follows:

Six months ended June 30, 2013	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	385,456	436,437	943,248	105,583	664	1,871,388
Less: intersegment sales	(306,684)	(338,619)	(119,068)	(5,845)	(76)	(770,292)

Turnover from external customers	78,772	97,818	824,180	99,738	588	1,101,096

Depreciation, depletion and amortisation	(54,294)	(9,298)	(5,319)	(6,262)	(720)	(75,893)
Profit/ (loss) from operations	98,807	(15,861)	3,428	21,882	(8,396)	99,860

Six months ended June 30, 2012	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	392,460	433,149	900,111	98,062	674	1,824,456
Less: intersegment sales	(312,390)	(343,150)	(111,691)	(10,494)	(70)	(777,795)

Turnover from external customers	80,070	89,999	788,420	87,568	604	1,046,661

Depreciation, depletion and amortisation	(50,623)	(8,849)	(4,969)	(8,990)	(615)	(74,046)
Profit/ (loss) from operations	113,792	(28,875)	10,001	1,637	(5,936)	90,619

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million
ASSETS
Current assets
Cash at bank and on hand	158,042	49,953	116,855	11,574
Notes receivable	14,299	9,981	10,744	7,329
Accounts receivable	89,718	64,450	9,596	4,198
Advances to suppliers	57,193	32,813	41,305	22,224
Other receivables	19,839	14,165	52,343	48,324
Inventories	211,999	214,117	163,283	166,074
Other current assets	43,057	32,561	33,745	23,959

Total current assets	594,147	418,040	427,871	283,682

Non-current assets
Available-for-sale financial assets	1,590	1,756	1,180	1,253
Long-term equity investments	114,698	79,615	315,891	265,939
Fixed assets	496,465	545,479	388,610	438,504
Oil and gas properties	729,406	733,583	487,039	492,322
Construction in progress	297,410	283,059	167,043	185,884
Construction materials	7,895	7,486	5,724	5,866
Intangible assets	57,045	56,426	44,979	44,159
Goodwill	7,294	7,582	119	119
Long-term prepaid expenses	24,491	24,351	21,612	21,464
Deferred tax assets	1,452	1,443	—	—
Other non-current assets	9,522	10,017	1,585	1,442

Total non-current assets	1,747,268	1,750,797	1,433,782	1,456,952

TOTAL ASSETS	2,341,415	2,168,837	1,861,653	1,740,634

	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	133,518	143,409	157,085	181,974
Notes payable	1,605	2,265	—	—
Accounts payable	261,453	278,427	125,653	155,420
Advances from customers	42,504	38,131	27,173	27,099
Employee compensation payable	9,447	4,161	7,621	3,024
Taxes payable	46,551	72,045	30,859	46,380
Other payables	45,645	23,642	33,392	17,397
Current portion of non-current liabilities	50,679	7,838	27,628	6,626
Other current liabilities	27,982	4,830	25,374	1,904

Total current liabilities	619,384	574,748	434,785	439,824

Non-current liabilities
Long-term borrowings	275,242	207,540	239,461	170,536
Debentures payable	91,156	86,234	91,000	86,000
Provisions	87,297	83,928	58,286	55,676
Deferred tax liabilities	20,659	22,209	5,163	4,417
Other non-current liabilities	14,147	13,412	4,489	4,151

Total non-current liabilities	488,501	413,323	398,399	320,780

Total liabilities	1,107,885	988,071	833,184	760,604

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	115,653	115,878	127,898	128,136
Special reserve	12,350	10,054	8,998	7,080
Surplus reserves	161,623	161,623	150,523	150,523
Undistributed profits	640,220	598,686	558,029	511,270
Currency translation differences	(11,603)	(5,115)	—	—

Equity attributable to equity holders of the Company	1,101,264	1,064,147	1,028,469	980,030

Minority interests	132,266	116,619	—	—

Total shareholders’ equity	1,233,530	1,180,766	1,028,469	980,030

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,341,415	2,168,837	1,861,653	1,740,634

(2) Consolidated and Company Income Statements

Items	For the six months ended June 30, 2013	For the six months ended June 30, 2012	For the six months ended June 30, 2013	For the six months ended June 30, 2012
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million
Operating income	1,101,096	1,046,661	660,496	644,915
Less: Cost of sales	(837,762)	(767,155)	(492,896)	(476,504)
Taxes and levies on operations	(119,935)	(124,319)	(88,842)	(91,333)
Selling expenses	(27,593)	(26,324)	(20,702)	(19,828)
General and administrative expenses	(42,656)	(38,354)	(32,301)	(29,242)
Finance expenses	(10,987)	(8,052)	(10,681)	(8,400)
Asset impairment losses	(193)	(1,455)	(170)	(1,224)
Add: Investment income	4,778	5,203	29,501	35,862

Operating profit	66,748	86,205	44,405	54,246

Add: Non-operating income	30,098	4,616	34,534	4,143
Less: Non-operating expenses	(3,085)	(3,230)	(2,744)	(2,924)

Profit before taxation	93,761	87,591	76,195	55,465

Less: Taxation	(21,204)	(17,763)	(5,451)	835

Net profit	72,557	69,828	70,744	56,300

Attributable to:
Equity holders of the Company	65,521	62,024	70,744	56,300
Minority interests	7,036	7,804	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.36	0.34	0.39	0.31
Diluted earnings per share (RMB Yuan)	0.36	0.34	0.39	0.31
Other comprehensive income /(loss)	(7,299)	1,224	(238)	152

Total comprehensive income	65,258	71,052	70,506	56,452

Attributable to:
Equity holders of the Company	58,844	62,855	70,506	56,452
Minority interests	6,414	8,197	—	—

6.	Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any of the listed securities of the Company during the six months ended June 30, 2013.

7.	Disclosure of Other Information

Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2012 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

8.	Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code during the reporting period.

9.	Compliance with the Corporate Governance Code

For the six months ended June 30, 2013, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except that:

Code provision A.2.1 provides that the roles of chairman and chief executive should be separate and should not be performed by the same individual. Due to change of work arrangements, Mr Jiang Jiemin tendered his resignation and ceased to hold the positions of the Chairman of the Board and the Director of the Company with immediate effect. Pursuant to the relevant provisions of the PRC Company Law and the Articles of Association, Mr Zhou Jiping, the Vice Chairman of the Board, started to perform the duties and powers of the Chairman of the Board from the same day. An extraordinary meeting of the Board was held on April 25, 2013 by way of written resolution, and Mr Zhou Jiping was elected as the Chairman of the Board, taking effect from the date of the Board resolution. Mr Zhou Jiping served as the Vice Chairman of the Board and President of the Company before he was elected as Chairman of the Board. An extraordinary meeting of the Board was held on July 28, 2013 by way of written resolution, and Mr Wang Dongjin was appointed as the President of the Company. The appointment took effect from the date of the Board resolution. Mr Zhou Jiping ceased to be the President of the Company from the same day, and only remained as the Chairman of the Board.

Code provision A.5.1 provides that listed issuers should establish a nomination committee. After prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs as well as the current corporate structure, the Company has not set up a nomination committee as at the end of the reporting period. Nonetheless, the requirements for nomination of directors are set out in detail in the Articles of Association. Shareholders holding three percent or above of the voting shares of the Company may put forward an extraordinary written proposal to the general meeting in relation to the intention to nominate a candidate for Director and the candidate’s willingness to accept such nomination prior to such meeting. Directors of the Company shall be elected at general meeting of the Company for a term of office of not more than three years. Upon expiration of his term, each Director shall be entitled to be re-elected.

10.	Audit Committee

The Company has established the Audit Committee, which comprises Mr Franco Bernabè, Mr Cui Junhui, Mr Chen Zhiwu and Mr Wang Guoliang.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2013.

By Order of the Board of Directors

PetroChina Company Limited

Zhou Jiping

Chairman

Beijing, the PRC

August 22, 2013

As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan, Mr. Wang Dongjin and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

This announcement contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance, nor do these statements constitute substantial undertakings to investors by the Group. Actual results may differ from information contained in the forward-looking statements. Investors shall be aware of the risks relating to investments.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.